SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2020

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Plaza Metrópoli Patriotismo, Piso 5

Av. Patriotismo 201

Col. San Pedro de los Pinos, Benito Juárez

Ciudad de México, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

OMA informs about the amended filing of a shareholder relating to its holdings of OMA

Mexico City, Mexico, December 23, 2020—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), informs that yesterday, December 22, 2020, its indirect shareholder, Fintech Holdings Inc. and its affiliates (“Fintech”) filed Amendment No. 10 (the “Tenth Amendment”) amending the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) describing possible transactions under consideration related to its investment in OMA.

As of December 22, 2020, Fintech owned Series B shares and underlying ADRs and Series BB Shares (which convert into Series B Shares upon their disposition to a third party) (the “Series B Shares”) which represented approximately 14.7% of the total outstanding capital stock of OMA.

Fintech informed that it has considered from time to time making a tender offer, in Mexico or globally, for an additional interest in Series B Shares of OMA, without exceeding an aggregate interest of 40% of the aggregate outstanding shares of OMA. In connection with consideration of such an offer, Fintech informed that it has evaluated alternative possibilities for the financial, legal and regulatory structures available for such an offer, and that it has engaged in exploratory discussions regarding those possibilities with, among others, potential providers of financing, potential dealer-managers and regulatory authorities in the United States and Mexico.

Yesterday Fintech filed the Tenth Amendment disclosing that it has recommenced its evaluation of alternative possibilities for the financial, legal and regulatory structures potentially available for such an offer, and its consideration of the size and price for such an offer, but has not determined to proceed, and Fintech stated that there can be no assurance Fintech will proceed with any offer. If Fintech were to proceed with such an offer, Fintech currently expect that any such offer would be for at least 19,505,578 Series B Shares (or 5% of the aggregate outstanding shares of OMA) and up to 97,527,889 Series B Shares (or 25% of the aggregate outstanding shares of OMA) for an expected purchase price of up to Ps.137 per Series B Share (or the corresponding price in US dollars per American Depositary Share representing Series B Shares, based on the applicable US Dollar/Mexican peso exchange rate upon settlement). Fintech stated that the expected offer amount and purchase price disclosed above and the willingness of the reporting persons to proceed with an offer are subject to change based on market conditions, obtaining financing, obtaining regulatory approval in the United States and Mexico, obtaining approval by the board of OMA and other factors, and has indicated that there can be no assurance that it will proceed with any offer. As of the date of the Tenth Amendment, these plans remain preliminary and subject to change, and Fintech has not yet determined to proceed and has not commenced any tender offer. Fintech informed it does not expect to be in a position to commence an offer before the final week of January 2021. Fintech anticipates that it would try to finalize its financing commitments in the first ten business days of any offer, and if it is able to obtain satisfactory financing commitments, Fintech would disclose the terms of such financing commitments to the extent required by

Chief Financial Officer: Ruffo Pérez Pliego del Castillo +52 (81) 8625 4300 rperezpliego@oma.aero		Investor Relations: Luis Emmanuel Camacho Thierry +52 (81) 8625 4308 ecamacho@oma.aero

www.oma.aero

applicable law, any financing conditions would then be satisfied and Fintech would maintain the offer open for acceptances for the time prescribed by applicable law.

This communication is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell any Series B Shares.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

●	Webpage http://ir.oma.aero
●	Twitter http://twitter.com/OMAeropuertos
●	Facebook https://www.facebook.com/OMAeropuertos

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

By:	/s/ Ruffo Pérez Pliego del Castillo
Name: Ruffo Pérez Pliego del Castillo
Title: Chief Financial Officer

Date: December 23, 2020